UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 14, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 13 May 2013 entitled ‘VODAFONE TO RECEIVE £2.1 BILLION DIVIDEND FROM VERIZON WIRELESS IN JUNE 2013’

13 May 2013

VODAFONE TO RECEIVE £2.1 BILLION DIVIDEND FROM VERIZON WIRELESS IN JUNE 2013

Vodafone today announces that the Board of Verizon Wireless has approved the payment of a $7 billion (£4.6 billion) dividend.  As a 45% shareholder in Verizon Wireless, Vodafone’s share of the dividend will be $3.2 billion (£2.1 billion). The dividend is due to be paid by the end of June 2013.

Vodafone will provide an update on how it plans to utilise this dividend at the time of its preliminary results announcement on 21 May 2013.

For further information:

Vodafone Group

Media Relations	Investor Relations
Telephone: +44 (0) 1635 664444	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 14, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary